NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 12, 2018, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on June 1, 2018 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Fairmount Santrol Holdings Inc. and SCR-Sibelco NV, a privately-owned Belgian company (Sibelco), Unimin Corporation, a wholly owned subsidiary of Sibelco ('Unimin'), Bison Merger Sub, Inc., a direct wholly owned subsidiary of Unimin, and Bison Merger Sub I, LLC, a direct wholly owned subsidiary of Unimin, became effective before market open on June 1, 2018. Each share of Fairmount Santrol Holdings Inc. Common Stock was converted into the right to receive approximately $0.73 in cash consideration and 0.20 of a share of (New) Covia Holdings Corporation Common Stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on June 1, 2018.